

December 29, 2010

William R. Brooks
Chief Financial Officer
Speedway Motorsports, Inc.
5555 Concord Parkway South
Concord, NC 28027

> **Re: Speedway Motorsports, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 001-13585**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 15

1. We note your disclosure in the first three sentences of this section. All material risks should be discussed in this section. In your future filings please revise this paragraph to clarify that you have discussed all known material risks.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35
Near-Term Operating Factors, page 37
Our Long-term, Multi-year Contracted Revenues Are Significant, page 38

2. We note that the naming rights agreement for Lowe's Motor Speedway expired after 2009 and that the expiring agreement provided significant contracted revenues. Please tell us and disclose the amount of the contracted revenues associated with this agreement

for 2009 that will no longer continue to enable investors to assess the impact on your operations.

Year Over Year Comparisons of Operating Results, page 39

3. Please quantify the dollar amount of each factor cited that contributes to variances between comparative periods to enable investors to understand the magnitude and relative impact of each. This is especially helpful when offsetting factors are cited. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance. In connection with this, consider a comparative table that presents average ticket prices and attendance for each period to further enhance investors' understanding of variances in your revenues.

Year Ended December 31, 2009 Compared To Year Ended December 31, 2008, Direct Expense of Events, page 40

4. Please explain to us and disclose the reasons for lower operating costs associated with racing events, especially in view that more major NASCAR sanctioned racing events were held in 2009 than 2008, and how lower admissions impacted these costs as indicated in your present disclosure. Additionally, tell us and disclose the cost reduction efforts undertaken that contributed to the decrease in operating costs.

Item 12. Security Ownership of Certain Beneficial Owners, page 102

5. In future filings please include the "Equity Compensation Plan Information" table as required by Item 201(d) of Regulation S-K. We note that such table was not included in your Annual Report on Form 10-K or Definitive Proxy Statement on Schedule 14A.

Definitive Proxy Statement on Schedule 14A

Compensation Committee, page 12

6. We note your disclosure that your Compensation Committee utilized the services of Pearl Meyer, an independent consultant. To the extent a compensation consultant plays a role in determining or recommending the amount or form of executive and director compensation, please revise your future filings to clarify whether any such compensation consultant was retained in the last completed fiscal year and discuss the nature and scope of their assignment including any material elements of the instructions or directions given to the consultant with respect to the performance of their duties under the engagement. Refer to Item 407(e)(3)(iii) of Regulation S-K. If a compensation consultant plays a material role in your compensation-setting practices and decisions, please revise your future filings to discuss that role in the Compensation Discussion and Analysis section.

2009 Executive Compensation, page 15

7. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Annual Cash Compensation, page 16

8. We note your disclosure that in 2009 annual cash compensation was targeted to be competitive in relation to similar companies such as those included in your Peer Group Index in your stock performance graph included in your Annual Report on Form 10-K, other entertainment companies and other companies with similar financial characteristics. In future filings please identify the companies to which you benchmark and clarify how the comparative compensation information was used and how that information affected your compensation decisions. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters or Donald Field at 202-551-3680 for the question regarding the comment on the proxy statement. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief